Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 0-11053

The following form letters were prepared for customers of CTE:

September 21, 2006

Dear <insert customer name here>:

I am pleased to inform you that CTE (“Commonwealth”) and Citizens Communications Company (“Citizens Communications”) announced a merger on Monday, September 18, 2006. Under the terms of the transaction, Commonwealth (including its entire family of companies: Commonwealth Telephone Company; CTSI, LLC; Commonwealth Communications; and, epix® Internet Services) will become a wholly-owned subsidiary of Citizens Communications.

Citizens Communications is an industry leader with 2.2 million access lines in 23 states, making them one of the largest independent communications providers in the United States. Like Commonwealth, they offer retail services and bundles for local access, Internet and broadband services, and telephone equipment. In particular, Citizens offers bundled packages (telephone/television/Internet), high-speed Internet, wireless Internet access and 100% digital TV service through EchoStar’s DISH Network.

Citizens Communications’ size, along with its industry-leading expertise and expansive network, will strengthen Commonwealth’s ability to provide innovative and reliable products and solutions, while continuing emphasis on superior customer satisfaction. Citizens Communications and Commonwealth are equally committed to providing innovative solutions and excellent service to our customers. We are excited and optimistic about our future as a combined entity.

Our merger will not disrupt your service or billing. Please continue to communicate with our customer support organizations, using the same telephone numbers as you use today. Should you have questions or concerns, please do not hesitate to call us at 1-800-225-5282.

This transaction is expected to close in mid-2007.

We sincerely appreciate your business and look forward to our continued relationship with you.

Sincerely,

Michael J. Mahoney
President and CEO
Commonwealth Telephone Enterprises, Inc. (“CTE”)

(Over)

Important Information for Investors and Stockholders

The Company and Citizens will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

* * *

September 21, 2006

Dear Valued Customer:

I am pleased to inform you that CTE (“Commonwealth”) and Citizens Communications Company (“Citizens Communications”) announced a merger on Monday, September 18, 2006. Under the terms of the transaction, Commonwealth (including its entire family of companies: Commonwealth Telephone Company; CTSI, LLC; Commonwealth Communications; and, epix® Internet Services) will become a wholly-owned subsidiary of Citizens Communications.

Citizens Communications is an industry leader with 2.2 million access lines in 23 states, making them one of the largest independent communications providers in the United States. Like Commonwealth, they offer retail and wholesale services for local access, Internet and broadband services, and customer premises equipment.

Citizens Communications’ size, along with its industry-leading expertise and expansive network, will strengthen Commonwealth’s ability to provide enhanced network products and advanced enterprise solutions, while continuing emphasis on superior customer satisfaction. Citizens Communications and Commonwealth are equally committed to providing innovative solutions and excellent service to our customers. We are excited and optimistic about our future as a combined entity.

Our merger will not disrupt your business relationship with us. The terms and conditions of our business commitment to you, and the relationships you have with Commonwealth, are unchanged. Please continue to communicate with our customer support organizations, using the same telephone numbers as you use today. Should you have questions or concerns, please do not hesitate to call us at 1-800-225-5282.

This transaction is expected to close in mid-2007.

We sincerely appreciate your business and look forward to our continued relationship with you.

Sincerely,

Michael J. Mahoney
President and CEO
Commonwealth Telephone Enterprises, Inc. (“CTE”)

(Over)

Important Information for Investors and Stockholders

The Company and Citizens will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

* * *

September 21, 2006

Dear <insert customer name here>:

I am pleased to inform you that CTE (“Commonwealth”) and Citizens Communications Company (“Citizens Communications”) announced a merger on Monday, September 18, 2006. Under the terms of the transaction, Commonwealth (including its entire family of companies: Commonwealth Telephone Company; CTSI, LLC; Commonwealth Communications; and, epix® Internet Services) will become a wholly-owned subsidiary of Citizens Communications.

Citizens Communications is an industry leader with 2.2 million access lines in 23 states, making them one of the largest independent communications providers in the United States. Like Commonwealth, they offer retail services and bundles for local access, Internet and broadband services, and telephone equipment. In particular, Citizens offers bundled packages (telephone/television/Internet), high-speed Internet, wireless Internet access and 100% digital TV service through EchoStar’s DISH Network.

Citizens Communications’ size, along with its industry-leading expertise and expansive network, will strengthen Commonwealth’s ability to provide innovative and reliable products and solutions, while continuing emphasis on superior customer satisfaction. Citizens Communications and Commonwealth are equally committed to providing innovative solutions and excellent service to our customers. We are excited and optimistic about our future as a combined entity.

Our merger will not disrupt your service or billing. Please continue to communicate with CTSI’s customer support organizations, using the same telephone numbers as you use today. Should you have questions or concerns, please do not hesitate to call us at 1-888-278-8783.

This transaction is expected to close in mid-2007.

We sincerely appreciate your business and look forward to our continued relationship with you.

Sincerely,

Michael J. Mahoney
President and CEO
Commonwealth Telephone Enterprises, Inc. (“CTE”)

(Over)

Important Information for Investors and Stockholders

The Company and Citizens will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

* * *

September 21, 2006

Dear Valued Customer:

I am pleased to inform you that CTE (“Commonwealth”) and Citizens Communications Company (“Citizens Communications”) announced a merger on Monday, September 18, 2006. Under the terms of the transaction, Commonwealth (including its entire family of companies: Commonwealth Telephone Company; CTSI, LLC; Commonwealth Communications; and, epix® Internet Services) will become a wholly-owned subsidiary of Citizens Communications.

Citizens Communications is an industry leader with 2.2 million access lines in 23 states, making them one of the largest independent communications providers in the United States. Like Commonwealth, they offer retail and wholesale services for local access, Internet and broadband services, and customer premises equipment.

Citizens Communications’ size, along with its industry-leading expertise and expansive network, will strengthen Commonwealth’s ability to provide enhanced network products and advanced enterprise solutions, while continuing emphasis on superior customer satisfaction. Citizens Communications and Commonwealth are equally committed to providing innovative solutions and excellent service to our customers. We are excited and optimistic about our future as a combined entity.

Our merger will not disrupt your business relationship with us. The terms and conditions of our business commitment to you, and the relationships you have with CTSI, are unchanged. Please continue to communicate with your customer account representative and customer support organizations, using the same telephone numbers as you use today. Should you have questions or concerns, please do not hesitate to call us at 1-888-278-8783.

This transaction is expected to close in mid-2007.

We sincerely appreciate your business and look forward to our continued relationship with you.

Sincerely,

Michael J. Mahoney
President and CEO
Commonwealth Telephone Enterprises, Inc. (“CTE”)

(Over)

Important Information for Investors and Stockholders

The Company and Citizens will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

* * *

September 21, 2006

Dear <insert customer name here>:

I am pleased to inform you that CTE (“Commonwealth”) and Citizens Communications Company (“Citizens Communications”) announced a merger on Monday, September 18, 2006. Under the terms of the transaction, Commonwealth (including its entire family of companies: Commonwealth Telephone Company; CTSI, LLC; Commonwealth Communications; and, epix® Internet Services) will become a wholly-owned subsidiary of Citizens Communications.

Citizens Communications is an industry leader with 2.2 million access lines in 23 states, making them one of the largest independent communications providers in the United States. Like Commonwealth, they offer retail services and bundles for local access, Internet and broadband services, and telephone equipment. In particular, Citizens offers bundled packages (telephone/television/Internet), high-speed Internet, wireless Internet access and 100% digital TV service through EchoStar’s DISH Network.

Citizens Communications’ size, along with its industry-leading expertise and expansive network, will strengthen Commonwealth’s ability to provide innovative and reliable products and solutions, while continuing emphasis on superior customer satisfaction. Citizens Communications and Commonwealth are equally committed to providing innovative solutions and excellent service to our customers. We are excited and optimistic about our future as a combined entity.

Our merger will not disrupt your service or billing. Please continue to communicate with our customer support organizations, using the same telephone numbers as you use today. Should you have questions or concerns, please do not hesitate to call epix Customer Service at 1-800-374-9669.

This transaction is expected to close in mid-2007.

We sincerely appreciate your business and look forward to our continued relationship with you.

Sincerely,

Michael J. Mahoney
President and CEO
Commonwealth Telephone Enterprises, Inc. (“CTE”)

(Over)

Important Information for Investors and Stockholders

The Company and Citizens will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

* * *

September 21, 2006

Dear Valued Customer:

I am pleased to inform you that CTE (“Commonwealth”) and Citizens Communications Company (“Citizens Communications”) announced a merger on Monday, September 18, 2006. Under the terms of the transaction, Commonwealth (including its entire family of companies: Commonwealth Telephone Company; CTSI, LLC; Commonwealth Communications; and, epix® Internet Services) will become a wholly-owned subsidiary of Citizens Communications.

Citizens Communications is an industry leader with 2.2 million access lines in 23 states, making them one of the largest independent communications providers in the United States. Like Commonwealth, they offer retail and wholesale services for local access, Internet and broadband services, and customer premises equipment.

Citizens Communications’ size, along with its industry-leading expertise and expansive network, will strengthen Commonwealth’s ability to provide enhanced network products and advanced enterprise solutions, while continuing emphasis on superior customer satisfaction. Citizens Communications and Commonwealth are equally committed to providing innovative solutions and excellent service to our customers. We are excited and optimistic about our future as a combined entity.

Our merger will not disrupt your business relationship with us. The terms and conditions of our business commitment to you, and the relationships you have with epix, are unchanged. Please continue to communicate with our customer support organizations, using the same telephone numbers as you use today. Should you have questions or concerns, please do not hesitate to call us at 1-800-374-9669.

This transaction is expected to close in mid-2007.

We sincerely appreciate your business and look forward to our continued relationship with you.

Sincerely,

Michael J. Mahoney
President and CEO
Commonwealth Telephone Enterprises, Inc. (“CTE”)

(Over)

Important Information for Investors and Stockholders

The Company and Citizens will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

* * *

September 21, 2006

Dear Valued Customer:

I am pleased to inform you that CTE (“Commonwealth”) and Citizens Communications Company (“Citizens Communications”) announced a merger on Monday, September 18, 2006. Under the terms of the transaction, Commonwealth (including its entire family of companies: Commonwealth Telephone Company; CTSI, LLC; Commonwealth Communications; and, epix® Internet Services) will become a wholly-owned subsidiary of Citizens Communications.

Citizens Communications is an industry leader with 2.2 million access lines in 23 states, making them one of the largest independent communications providers in the United States. Like Commonwealth, they offer retail and wholesale services for local access, Internet and broadband services, and customer premises equipment.

Citizens Communications’ size, along with its industry-leading expertise and expansive network, will strengthen Commonwealth’s ability to provide enhanced network products and advanced enterprise solutions, while continuing emphasis on superior customer satisfaction. Citizens Communications and Commonwealth are equally committed to providing innovative solutions and excellent service to our customers. We are excited and optimistic about our future as a combined entity.

Our merger will not disrupt your business relationship with us. The terms and conditions of our business commitment to you, and the relationships you have with Commonwealth Communications, are unchanged. Please continue to communicate with our customer support organizations, using the same telephone numbers as you use today. Should you have questions or concerns, please do not hesitate to call us at 1-800-258-9501.

This transaction is expected to close in mid-2007.

We sincerely appreciate your business and look forward to our continued relationship with you.

Sincerely,

Michael J. Mahoney
President and CEO
Commonwealth Telephone Enterprises, Inc. (“CTE”)

(Over)

Important Information for Investors and Stockholders

The Company and Citizens will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.